SEC
Mail Processing
Section

FEB 23 2012

Washington, DC
123

SECL 12010953 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unified Financial Securities, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2960 N Meridian St, STE 300
(No. and Street)

INDpls, IN 46208
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anna Maria Spurgin 317-917-7422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JD Cloud & Co LLP
(Name – *if individual, state last, first, middle name*)

1100 Mercantile Center, 120 E. 4th St, Cincinnati, OH 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anna Maria Spurgin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unified Financial Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER BONDS
Marion County
My Commission Expires
August 2, 2017

Anna Maria Spurgin
Signature

PRESIDENT
Title

Heather Bonds
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

FINANCIAL STATEMENTS

For the year ended December 31, 2011

-CONTENTS-

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of Unified Financial Securities, Inc. (a wholly-owned subsidiary of Huntington Bancshares, Inc.) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unified Financial Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules A, B and C required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 21, 2012

UNIFIED FINANCIAL SECURITIES, INC.

(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF FINANCIAL CONDITION

At December 31, 2011

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

- ASSETS -

CURRENT ASSETS:	
Cash and cash equivalents	$ 1,256,282
Accounts receivable - trade	110,387
Prepaid and other assets	47,872
Income tax receivable	14,117
TOTAL CURRENT ASSETS	1,428,658
FIXED ASSETS, net	-
INTANGIBLE ASSETS:	
Goodwill	358,174
Other intangible assets, net	48,396
TOTAL INTANGIBLE ASSETS	406,570
TOTAL ASSETS	$ 1,835,228

- LIABILITIES AND STOCKHOLDER'S EQUITY -

CURRENT LIABILITIES:	
Payable to broker - dealers	$ 532
Accounts payable and accrued expenses	69,726
Deferred income taxes	665
TOTAL CURRENT LIABILITIES	70,923
DEFFERED INCOME TAXES	16,855
TOTAL LIABILITIES	87,778
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 2,000 shares authorized, 1,800 issued and outstanding	1,800
Additional paid-in capital	751,738
Retained earnings	993,912
TOTAL STOCKHOLDER'S EQUITY	1,747,450
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,835,228

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF OPERATIONS

For the year ended December 31, 2011

REVENUE:		
Brokerage and brokerage services	$	151,878
Administrative and support services		930,317
Other		1,500
TOTAL REVENUE		1,083,695
EXPENSES:		
Employee compensation and benefits		296,680
Occupancy		17,665
Depreciation and amortization		19,949
Professional fees		10,704
Intercompany management fee		151,840
Dues and memberships		20,116
Telephone		5,076
Other		36,130
TOTAL EXPENSES		558,160
INCOME BEFORE INCOME TAXES		525,535
INCOME TAX EXPENSE		183,942
NET INCOME	$	341,593

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2011	$ 1,800	750,432	652,319	1,404,551
Capital contribution	-	1,306	-	1,306
Net income	-	-	341,593	341,593
Balance - December 31, 2011	$ 1,800	751,738	993,912	1,747,450

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF CASH FLOWS

For the year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 341,593
Adjustments to reconcile net income to net cash flows from operating activities:	
Share-based compensation	1,306
Amortization of intangibles	19,358
Depreciation	591
Provision for bad debt	3,998
Provision for deferred income taxes	993
(Increase) decrease in operating assets:	
Accounts receivable	4,517
Income tax receivable	(14,117)
Prepaid and other assets	(17,668)
Increase (decrease) in operating liabilities:	
Payable to broker dealers	(88)
Income taxes payable	(4,132)
Accounts payable and accrued expenses	(12,360)
NET CASH FLOWS FROM OPERATING ACTIVITIES	323,991
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	932,291
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,256,282
SUPPLEMENTARY CASH FLOW INFORMATION:	
Income taxes paid	$ 226,503

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unified Financial Securities, Inc. (the "Company"), an Indiana corporation, is a wholly-owned subsidiary of Huntington Bancshares, Inc. ("Huntington"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides passive distribution services to the mutual fund industry. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934, and is therefore exempt from the requirements of Rule 15c3-3.

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

USE OF ESTIMATES –
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS –
For purposes of the statements of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE –
The Company carries its accounts receivable at the amount billed less an allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was established at December 31, 2011.

FIXED ASSETS –
Fixed assets are reported at cost less depreciation. Depreciation of fixed assets is computed using the straight-line method over the estimated useful life of the assets of three years.

INTANGIBLE ASSETS –
Goodwill is not amortized, but is analyzed for impairment annually. In connection with this analysis an impairment loss is recognized when the carrying amount of goodwill exceeds its fair value.

Other intangible assets represent the fair value assigned to customer relationships. These assets are being amortized over their estimated useful life of ten years using an accelerated method beginning January 1, 2007.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES-
Income taxes are accounted for using the asset and liability method in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification ("ASC") ASC 740, Income Taxes. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities. The Company is included in the consolidated federal income tax return of Huntington Bancshares, Inc. Huntington's consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. Under its tax sharing agreement with Huntington, the Company provides and remits income taxes to or receives an income tax benefit from Huntington.

Huntington and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city and foreign jurisdictions. Federal income tax audits have been completed through 2007. Various state and other jurisdictions remain open to examination for tax years 2005 and forward.

The Company accounts for uncertainties in income taxes in accordance with ASC 740, Income Taxes. As of December 31, 2011, there were no unrecognized tax benefits. The Company does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

The Company recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of provision for income taxes. There were no significant amounts recognized for interest and penalties for the year ended December 31, 2011 and no amounts were accrued at December 31, 2011.

SHARE-BASED COMPENSATION-
Certain employees of the Company are eligible to participate in the share-based compensation plans of Huntington. The Huntington plans provide for the granting of restricted Huntington stock units and other awards to officers, directors, and other employees at Huntington. Restricted stock units are granted at the market price on the date of the grant. The restricted stock units vest ratably over three years or when other conditions are met. Restricted stock units are issued at no cost to the recipient and can be settled only in shares at the end of the vesting period, subject to certain service restrictions.

The Company accounts for its restricted stock awards in accordance with ASC 718, Compensation – Stock Compensation. Accordingly, expense is recognized over the vesting period for all share-based awards granted, based on the estimated grant date fair value. This expense is recorded in employee compensation and benefits in the accompanying statement of operations and contributed capital is recorded in the statement of changes in stockholder's equity.

NOTE 2 - FIXED ASSETS

Fixed assets at December 31, 2011 consisted of:

Equipment	$ 1,935
Accumulated depreciation	(1,935)
Fixed assets, net	$ -

NOTE 3 - OTHER INTANGIBLE ASSETS

Other intangible assets at December 31, 2011 consisted of:

Customer relationships	$ 177,450
Accumulated amortization	(129,054)
Intangible asset, net	$ 48,396

The estimated amortization for the years 2012 through 2016 is approximately $16,000, $13,000, $10,000, $6,000, and $3,000, respectively.

NOTE 4 - INCOME TAXES

The provision for income taxes for the year ended December 31, 2011 consists of the following components:

Current expense	$ 182,949
Deferred expense	993
Income tax expense	$ 183,942

At December 31, 2011, the deferred tax liability consisted of the tax effect of the difference in the tax basis and carrying value of intangible assets, fixed assets, and share-based compensation. Gross deferred tax assets are $465 and gross deferred tax liabilities are $17,985.

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES

Huntington allocates corporate overhead costs to the Company. These expenses are allocated based upon the number of employees and total assets. Huntington also pays the payroll and operating expenses and charges the Company. The allocation of overhead costs by Huntington was $27,853 for 2011. At December 31, 2011, the Company had payables to Huntington, included in accounts payable and accrued expenses, of $31,661.

The Company and Huntington Asset Services, Inc. ("Services") share leased office facilities, equipment, and administrative services. These expenses, totaling $123,987 in 2011, are allocated based upon estimated usage, and is included within intercompany management fee in the statement of operations.

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES (Continued)

Additionally, Services has an operating lease expiring December 31, 2017 for office facilities. The obligation is allocated between the Company and Services on a month-to-month basis. The Company's allocation of rent expense was $17,665 for the year ended December 31, 2011.

At December 31, 2011, the Company has a trade receivable outstanding for $1,781 from certain Huntington-sponsored mutual funds serviced by the Company. Revenues from these mutual funds totaled $279,790 for the year ended December 31, 2011. Additionally, the cash and cash equivalents is an investment money market fund managed by Huntington.

NOTE 6 - EMPLOYEE BENEFIT PLANS

Huntington maintains a 401(k) Plan and matches the employee's contribution up to one hundred percent of the first three percent and fifty percent of the next two percent of the employee's before-tax contribution. For the year ended December 31, 2011, the Company's contribution was $3,601.

NOTE 7 - SHARE-BASED COMPENSATION

The fair value of awards granted to the Company's employee in 2011 totaled $9,999. As of December 31, 2011, the total unrecognized compensation cost related to non-vested awards was $8,549.

NOTE 8 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and accounts receivable. Cash and cash equivalents, consisting of investments in money market funds, are maintained with Huntington. At times, cash balances held in financial institutions may exceed federally insured limits. The accounts receivable results from a broad base of mutual fund customers. The Company believes no significant concentration of credit risk exists with respect to these financial statements.

The Company had outstanding receivables from two mutual fund families totaling $36,673 and $1,781 at December 31, 2011. Revenues from these mutual fund families for 2011 were $150,409 and $279,790, or 14% and 26% of total revenue, respectively. Fees from these customers are primarily based on average assets under management and, therefore, may be subject to general market fluctuations.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (rule 15c3-1). The Uniform Net Capital Rule requires the Company to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000 at December 31, 2011, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2011, the Company had net capital of $1,143,910, which was $1,138,058 in excess of its required net capital of $5,852, and a net capital ratio of .0767 to 1.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2011 and through February 21, 2012 the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

UNIFIED FINANCIAL SECURITIES, INC.

(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

SCHEDULE A – COMPUTATION OF NET CAPITAL

As of December 31, 2011

NET CAPITAL:	
Total stockholder's equity	$ 1,747,450
Deductions and/or charges:	
Accounts receivable	(109,855)
Intangible assets	(406,570)
Prepaid and other assets	(47,872)
Income tax receivable	(14,117)
	(578,414)
Net capital before haircuts on securities positions	1,169,036
HAIRCUTS ON SECURITIES:	
Money market investments	25,126
NET CAPITAL	$ 1,143,910
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 87,778
TOTAL AGGREGATE INDEBTEDNESS	$ 87,778
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Net capital requirement (greater of 6 2/3% aggregate indebtedness or $5,000)	$ 5,852
Excess net capital	$ 1,138,058
Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness)	$ 1,135,132
Ratio: Aggregate indebtedness to net capital	.0767 to 1

No differences exist between the above computation and the computation in the Company's unaudited FOCUS Report (Form-X-17A-5).

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

SCHEDULE B –
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

As of December 31, 2011

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

SCHEDULE C –
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

As of December 31, 2011

This information is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE1913

J.D. Cloud & Co. L.L.P.

1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Unified Financial Securities, Inc., (a wholly-owned subsidiary of Huntington Bancshares, Inc.) (the "Company") as of and for the year ended December 31, 2011, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 21, 2012

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Unified Financial Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and copies of checks for payment, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 21, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023508 FINRA DEC
UNIFIED FINANCIAL SECURITIES INC 18*18
2960 N MERIDIAN ST STE 300
INDIANAPOLIS IN 46206-4715

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karyn Cunningham (317) 917-7033

2. A. General Assessment (item 2e from page 2) $ 843.97

B. Less payment made with SIPC-6 filed (exclude interest) (504.94)

7/13/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 339.03

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 339.03

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 339.03

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Unified Financial Securities
(Name of Corporation, Partnership or other organization)

Karyn Cunningham
(Authorized Signature)

Controller
(Title)

Dated the 23 day of January, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2011
and ending Dec 31, 2011

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,083,693
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	746,107
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ *(Deductions in excess of $100,000 require documentation)*	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	746,107
2d. SIPC Net Operating Revenues	$ 337,586
2e. General Assessment @ .0025	$ 843.97

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